SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Joint Report of Foreign Issuers

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Information furnished as at: 6 December, 2001

**This Report is a joint Report on Form 6-K filed by
Reed International P.L.C. and Elsevier NV**



REED INTERNATIONAL P.L.C.
(Registrant)

25 Victoria Street
LONDON
SW1H 0EX
(Address of principal executive office)

ELSEVIER NV
(Registrant)

Sara Burgerhartstraat 25
1055 KV AMSTERDAM
THE NETHERLANDS
(Address of principal executive office)

Indicate by check mark whether the registrants furnish or will furnish annual reports under cover Form 20-F or Form 40-F.

Form 20-F .√... Form 40-F .....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No √

Schedule of Information contained in this Report

Trading Statement – Reed Elsevier provides update on trading and reaffirms its financial targets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants have duly caused this Report to be signed on their behalf by the undersigned, thereunto duly authorized.

Reed International P.L.C.
Registrant

L DIXON

By: L DIXON

Title: Deputy Secretary

Date: 6 December, 2001

Elsevier NV
Registrant

L DIXON

By: L DIXON

Title: Authorised Signatory

Date: 6 December, 2001



REED ELSEVIER

News Release

Issued on behalf of Reed International P.L.C. and Elsevier NV

6 December 2001

REED ELSEVIER PROVIDES UPDATE ON TRADING AND REAFFIRMS ITS FINANCIAL TARGETS

Reed Elsevier today reaffirmed that it is on track to deliver double digit adjusted earnings per share growth at constant exchange rates this year. This is despite the deterioration in global economic conditions which is particularly impacting Business to Business markets. The Science & Medical, Legal and Education markets remain largely unaffected, although not wholly immune.

The strength of the Euro relative to sterling this year on last year will have a marginally adverse impact on the Elsevier adjusted EPS at reported exchange rates and a corresponding positive effect for Reed International PLC. (Adjusted EPS is stated before amortisation of goodwill and intangible assets and exceptional items).

The performance trends in Reed Elsevier's businesses are as follows:

The Science business continues to perform well. Subscription renewal rates for the Elsevier Science business continue to improve and will meet the targets set this year. Penetration of the ScienceDirect service is now 64% of the subscriber base by value. Online usage is growing strongly and sales of new information services are going well.

The Harcourt STM business is performing as expected. As noted in the Interim Statement, some business momentum was lost by the drawn out acquisition process, but the plans and resources are now in place to accelerate the development of the business. The integration with Elsevier Science is well advanced.

In Legal, the strong progress seen in the first half in the turnaround of the US business has continued. In particular, online revenue growth momentum continues in North American Legal Markets as the investments made in upgrading and expanding products, sales and marketing pay off in the market. Operating margins this year are expected to improve, reflecting both the revenue growth and the stabilisation of investment spend following the major ramp up in the last two years. Although corporate and federal markets have seen some softness in the second half due to a slowdown in transactional volumes, the nexis online business continues to make good progress. Outside the US, the legal businesses continue to perform satisfactorily with particularly strong growth in online sales in the UK.

In Education, the Harcourt K-12 Schools Education and Testing businesses are having a good year. Harcourt has again outperformed the market and is the overall leader in winning new state adoption revenues. The Testing business has also seen strong growth from the expansion of state testing contracts. The Reed Educational and Professional Publishing business has seen continued good growth from new publishing to meet curriculum changes in UK Secondary Schools.

Business-to-Business publishing continues to be impacted by the progressive weakening of global economic conditions in the second half of the year exacerbated by the events of September 11 which particularly affected US markets. Aggressive action has been taken to cut costs further. The focus has however also been kept on building market share, whilst maintaining yields. This has been achieved through strengthening sales and marketing activities and improving product quality. Online sales continue to grow strongly. The Exhibitions business is having a solid year, although it was impacted immediately in the aftermath of September 11 with four shows cancelled because of restrictions on travel.

The Business division revenues and operating profits are as a result now expected to be somewhat down (less than 5% for revenues; slightly more for operating profits) on the prior year, ignoring acquisitions and disposals. It is expected that this will represent significant outperformance of the Business-to-Business market, reflecting share growth, the sector and geographic spread of the business, and the market leading positions of the titles and exhibitions.

Turning to next year, Reed Elsevier remains committed to its target of double digit earnings per share growth at constant currencies for Reed International and Elsevier despite the continuing difficult economic environment. This recognises the particular resilience and continuing success of the Science & Medical, Legal and Education businesses and the cost actions taken to mitigate revenue weakness in Business-to-Business, as well as the full benefit of the Harcourt acquisition. The US education market will be less robust than this year, largely because of the timing of large state adoptions, but another year of outperformance can be expected from Harcourt.

The overall results for the first half of 2002 are likely to be a little lower than this year due to comparison against a strong first half in 2001 in the Business division. The second half should deliver the expected growth for the year given the less demanding comparison in the Business division and the second half weighting of sales in the Harcourt businesses.

Commenting, Crispin Davis, Chief Executive Officer, said:

"We continue to execute well against our strategic milestones and I can reaffirm, despite a challenging economic environment, our commitment to deliver against our two key 2002 financial targets of above market revenue growth and double digit earnings growth. Our Science, Legal and Education businesses are performing well and, although the Business-to-Business markets are clearly disappointing, we believe the challenges to be manageable. The Harcourt businesses acquired in July are exceeding our expectations."

The Reed Elsevier Preliminary Statement on the 2001 financial year will be issued on 21 February 2002.

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements concern future matters, such as the features and functions of, and markets for, products and services offered by Reed Elsevier, and Reed Elsevier's business plans and strategies. Forward-looking statements are based on the current expectations of the management of Reed Elsevier and are subject to risks and uncertainties. Actual results and events could differ materially from the results discussed in the forward-looking statements. Factors which could cause or contribute to differences in results include, but are not limited to, general economic conditions and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors, changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights, and the impact of technological change. Reed Elsevier is not under any obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Enquiries: Catherine May, Reed Elsevier, Tel: +44 (0) 20 7222 8420